Exhibit 99.1

BIGLARI CAPITAL CORP.

17802 IH 10 West, Suite 400

SAN ANTONIO, TEXAS 78257

TELEPHONE (210) 344-3400

FAX (210) 344-3411

SARDAR BIGLARI, CHAIRMAN

April 25, 2019

Board of Directors

Cracker Barrel Old Country Store, Inc.

305 Hartmann Drive

Lebanon, Tennessee 37087

Dear Members of the Board:

As you are aware, we are the largest shareholder of Cracker Barrel Old Country Store, Inc., with beneficial ownership of approximately 14.7% of the outstanding shares. Moreover, we have recently sent two letters to the Company regarding separate and distinct matters: (1) proposing concrete actions to be taken by the Company to improve the value for all shareholders, and (2) proposing an in-person meeting between our respective legal and tax advisors, Latham & Watkins LLP and Ernst & Young LLP, and the Company’s advisors to discuss a potential transaction that we believe would be value accretive for all shareholders. The Company’s response to these letters demonstrates a lack of urgency at its best and outright dismissiveness at its worst.

Accordingly, we demand that the Board of Directors promptly confirm the following:

1.	The Company will pay a special dividend of at least $3.75 per share in 2019. Should the Company refuse to return the same or greater level of cash via special dividend to shareholders as it has done in the past four years, we are prepared to run a proxy contest to elect one director to the Board with the purpose of serving as a steward for the Board’s capital allocation decisions.

2.	The Company will provide a list of available dates within the next 60 days on which our respective advisors can meet face-to-face to explore a potential, mutually advantageous transaction that we believe would have an immediate and long-term benefit to the Company and its shareholders. There is no question that a meeting in which our advisors collectively explore potential alternatives is the route for producing an optimal outcome. Further, we do not believe it is appropriate for the Company to request that shareholders put forth a specific plan or proposal simply to engage with the Board; your request is disingenuous considering there are many avenues to explore for a potential transaction.

We look forward to working constructively with the Board.

Sincerely,

/s/ Sardar Biglari

Sardar Biglari